Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of XL Fleet Corp. on Form S-1 (FILE NO. 333-252089) and Form S-8 (FILE No. 333-261393) of our report dated March 1, 2022, except for Note 26 as to which the date is December 14, 2022, with respect to our audits of the consolidated financial statements of XL Fleet Corp. as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021 and our report dated March 1, 2022 with respect to our audit of internal control over financial reporting of XL Fleet Corp. as of December 31, 2021, which reports are included in this Annual Report on Form 10-K of XL Fleet Corp. for the year ended December 31, 2021.

Our report on the effectiveness of internal control over financial reporting expressed an adverse opinion because of the existence of material weaknesses.

/s/ Marcum llp
Marcum llp
Melville, NY
December 14, 2022